EXHIBIT 1.01

Visteon Corporation
Conflict Minerals Report
For the Year Ended December 31, 2025

This report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements apply to SEC registrants regardless of the geographic origin of the tin, tantalum, tungsten, and gold (“3TG”), and whether or not they fund armed conflict. If the registrant has reason to believe that any of the 3TG contained in its products may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, a “Covered Country”), or is unable to determine the country of origin of their 3TG, the registrant is required to submit a conflict minerals report which includes a description of the measures it took to exercise due diligence on the source and chain of custody of its 3TG.
Company and Product Overview
Visteon Corporation (the "Company" or "Visteon") is a global automotive technology company serving the mobility industry, dedicated to creating more enjoyable, connected, and safe driving experiences. The Company's platforms leverage proven, scalable hardware and software solutions that enable the digital, electric, and autonomous evolution of the Company's global automotive customers. Visteon products align with key industry trends and include digital instrument clusters, cockpit domain controllers, advanced displays, Android-based infotainment systems, and battery management systems. Based on product assessments, a significant percentage of Visteon’s products contain one or more 3TG mineral. In most cases, Visteon does not directly source the mineral content of its products and therefore must conduct inquiries that trace its supply chain to confirm the origin of those minerals.
Reasonable Country of Origin Inquiry (“RCOI”)
We conducted our country-of-origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination regarding the country of origin of the 3TG in our products. After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in a Covered Country during 2025, all within the meaning of the Rule.

Visteon is supported by a complex and multi-tiered supply chain primarily located outside of the U.S., with most entities manufacturing in foreign countries. Visteon conducted an extensive survey that contained questions about the supply chain’s use and origin of all 3TG contained in its products, primarily at a company level. Further, the inquiry requested specific information about the smelters or refiners who directly purchase 3TG content in their supply chain, their company’s conflict minerals policy, and specific due diligence measures. The tool used to conduct this survey was the Conflict Minerals Reporting Template ("CMRT"), which is the tool hosted by the Responsible Minerals Initiative (“RMI”), supported by cross-industry collaboration. Visteon used the latest available CMRT version to conduct the survey of its in-scope suppliers.

Visteon’s terms and conditions and Supplier Code of Conduct require compliance with all applicable laws, Company policies, and customer requirements. Additionally, Visteon has actively communicated with its global supply chain to inform, educate, and set expectations for the responsible sourcing of all 3TG content.

oInformation – Visteon communicated with each identified supplier regarding the SEC Rule, OECD Guidance, Visteon’s conflict minerals policy located at https://www.visteon.com/company/policies-compliance/ which included the cascade and reasonable enforcement of the Responsible Minerals Assurance Process (RMAP) and the current reporting requirements
oEducation – Visteon included training resources in its supplier communication package as well as providing detailed action plans for individual suppliers throughout the year based on the specific data provided by their companies
oExpectations – Visteon communicated with each identified supplier regarding the necessary due diligence efforts to submit a valid report which included:

oThe identification of any 3TG minerals that were intentionally added or necessary to the functionality of their supplied products
oThe identification of smelters or refiners who process those minerals
oThe determination of whether any 3TG mineral originated or may have originated from a Covered Country
oThe mine country location of any 3TG minerals
oImprovements in the data completeness and validity of smelter or refiner lists for each metal as compared with the previous reporting year
oRemoval of specific smelters or refiners from Visteon’s supply chain, as deemed appropriate
oProduct level analysis and reports, as deemed necessary

Design of Due Diligence

Visteon’s due diligence process has been designed to conform, in all material respects, to the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas and the related Supplements (Third Edition) (the “OECD Guidance”).

Due Diligence Measures Performed

The following is a description of the due diligence measures Visteon performed for calendar year 2025. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

Strong Company Management Systems

Visteon has established an internal management team to oversee its conflict minerals compliance activities. The management team includes executives and other leaders from legal and compliance, supply chain and purchasing. The core management team is tasked with maintaining the Company’s conflict minerals compliance program, operating procedure, conflict minerals policy, and strategy. Additionally, Visteon has staffed an extended team of highly trained analysts supporting supply chain engagement and due diligence analysis. Visteon’s senior leaders are updated on a regular basis of the program’s progress and status.

The employees involved with intake and grievance resolution have been adequately trained on conflict minerals and related concerns. Visteon provides both employees and external stakeholders with a way to report concerns to Visteon through its ethics website or hotline. The following information details how reporters may contact Visteon:

•Ethics hotline at 1-877-866-9672
•Ethics website at https://www.clearviewconnects.com/Home.htm?org=vstn115&lang=en
•Visteon’s policy regarding conflict minerals can be found at https://www.visteon.com/company/policies-compliance/.

Identification and Assessment of Risks in the Supply Chain

The incoming data was assessed by Visteon’s due diligence team who is trained in the fundamentals of the Rule and all relevant guidance available through the SEC, the OECD, industry and trade associations, and Visteon’s internal operating procedures and policy, including those related to conflict minerals and trade compliance. All data was assessed using a standardized format and the latest available data analysis tools from RMI, which provides individual smelter and refiner information regarding the sourcing of 3TG from mine locations. Detailed records and metrics were kept on all incoming survey responses. Among its objectives, Visteon focused on compliance with its requirements by its supply chain, as well as year-over-year improvements in the quality of smelter or refiner data submitted, the improvement in the number of smelters and refiners confirmed as conformant, and compliance with Visteon's Supplier Code of Conduct.

Supplier responses are monitored by the Company’s due diligence team to analyze the gaps and risks in each supplier’s report, related to mineral reporting. Certain suppliers were further engaged by the due diligence team and were provided an assessment of their reported smelter or refiner data using the latest tools available to members of RMI. The assessment provides the supplier with a detailed analysis of the smelters and refiners that they reported to Visteon and their latest RMI audit or other engagement status.

Design and Implement a Strategy to Respond to Identified Risks in the Supply Chain

Visteon is a member of the RMI, which facilitates cross-industry efforts to audit and certify known smelters and refiners as conformant to their audit standards. The data on which we relied for certain statements in this Conflict Minerals Report was obtained through our membership in RMI. Visteon’s risk assessment of its supply chain was based on extensive criteria, including the data which is available to members of RMI about the status of each smelter and refiner, as well as external independent research and other available regulatory information. Suppliers who did not adequately respond in Visteon’s requested format were tracked and engaged by the Company’s purchasing organization. In support of year-over-year improvements, certain suppliers were individually contacted by Visteon’s purchasing team regarding next-steps based on their company’s individual declarations of smelter or refiners. Additionally, Visteon continues its compliance with the applicable sanctions and export control laws of the United States of America, and the various countries where it does business. Smelters and refiners are screened and assessed on a regular basis to maintain this compliance based on the unique circumstances of each entity. Visteon does not engage, directly or indirectly, in transactions with the smelters or refiners reported by our supply chain.

Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Visteon supports smelter and refiner audits through the Responsible Minerals Assurance Process and its RMI membership. Additionally, the Company participates in various industry and cross-industry initiatives dedicated to providing conflict mineral reporting and compliance solutions to the upstream supply chain.

Annual Reporting on Supply Chain Due Diligence

Visteon’s Form SD and Conflict Minerals Report are filed annually with the SEC and a copy of the Conflict Minerals Report, including the most recent results of the Company’s RCOI and due diligence efforts is available on the Company’s website at
https://www.visteon.com/company/policies-compliance/ and also on the Company’s website in the investors section under SEC filings at http://www.visteon.com/investors/sec.html.

Due Diligence Results

Visteon’s RCOI and due diligence efforts have found no evidence that the 3TG contained in the Company’s products support armed conflict in any Covered Country, as defined in the Rule. The data reported from our direct suppliers as well as the smelters and refiners engaged by the

Company is at a specific point in time and was evaluated on a continuous basis in response to changes in Visteon’s supply chain.

Due to the dynamic nature of Visteon’s supply chain, supplier engagement is on-going. Communication and next-steps, including escalation, are tracked on a company-by-company basis and include additional engagement by Visteon’s due diligence team as well as the Company’s purchasing organization.

As part of Visteon’s reasonable country of origin inquiry, the Company requested its suppliers to disclose the mine location information for any smelter or refiner that was not certified as conformant through the RMI RMAP. Visteon has access to mine country location information for all smelters or refiners who are certified as conformant through the RMAP.

Based on the data provided by our supply chain and the Company’s own due diligence efforts, the reported source countries for our 3TG are included below:

Smelter and Refiner Reporting Results

Smelter and Refiner Information as Reported by Suppliers
Metal	Total Unique Smelters/ Refiners	Conformant		Active	Not Active/Not Conformant
		Covered Country Sourced	Non-Covered Country Sourced
Gold	100	3	91	0	6
Tantalum	37	18	17	1	1
Tin	77	7	44	4	22
Tungsten	35	7	24	1	3

Country of Origin Reporting Results

Aggregate Mine Locations as Identified by the RMI or Supplier Information
Argentina
Australia
Austria
Bolivia
Brazil
Burundi*
Cambodia
Canada

Chilie
China
Colombia
Czechia
Democratic Republic of Congo*
Ecuador
El Salvador
Estonia
Ethiopia
France
Germany
Guyana
India
Indonesia
Ireland
Japan
Kazakhstan
Laos
Madagascar
Malaysia
Mexico
Mongolia
Mozambique
Myanmar
Namibia
Nigeria
Peru
Philippines
Poland
Portugal
Republic of Korea
Russian Federation
Rwanda*
Sierra Leone
South Africa
Spain
Sweden
Switzerland
Taiwan
Tanzania*

Thailand
Turkey
Uganda*
United Kingdom
United States of America
Uzbekistan
Vietnam
Zimbabwe

*Indicates Covered Countries

We note the following information contained in the foregoing table and regarding the Company’s RCOI and Due Diligence Results:

(1)The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our 2025 supply chain. Not all suppliers, however, responded to our inquiries, and those that did provided information, which may have included under or over reporting of smelter and refiner information, and disclosing data at a company level, or other defined scope. Accordingly, the data we received may not reflect the actual smelters and refiners supplying minerals to Visteon’s supply chain and we have no data to establish that a particular smelter and/or refiner actually processed the 3TG in Visteon’s products.

(2)All compliance status information in the table is as of May 1, 2026.

(3)The CMRT used for Visteon’s RCOI is a cross-industry data collection tool on which Visteon depends to obtain smelter and refiner data from its supply chain only for the purpose of conflict minerals reporting.  This tool is limited in its ability to provide visibility beyond our direct suppliers, and the results contained within this Conflict Minerals Report, cannot be relied on for supply chain mapping purposes and has no connection to any other sanctions, export control, human rights, forced labor or similar legislation.

(4)“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment protocol. Entities who are conformant to the RMAP standards today may or may not remain conformant to the program in the future. This status is not a comprehensive indicator of individual company sourcing practices.

(5)“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These smelters and refiners may be in the pre-assessment, assessment, or corrective-action phases of the assessment. This is not a comprehensive indicator of individual company sourcing practices.

(6)“Not Active/Not Conformant” means that the smelter or refiner has not completed or renewed an assessment through the Responsible Mineral Assurance Process (“RMAP”) standard, or an equivalent cross-recognized assessment protocol. This is not a comprehensive indicator of individual company sourcing practices.

(7)“Covered Countries” means the DRC and its adjoining countries.

Mine or Location of Origin

Visteon attempted to determine the mine or location of origin of the 3TG in its products by requesting that its suppliers provide it with a completed CMRT. However, the suppliers’ responses and the information made available by RMI did not provide sufficiently detailed information for the Company to determine the mine or location of origin of those 3TG contained within Visteon's products.

Steps taken and to be taken to Improve Due Diligence and Mitigate Risk

As Visteon continues its conflict mineral due diligence efforts, the following steps will be taken to improve due diligence and mitigate the risk that the necessary 3TG in our products may have benefited armed groups in the DRC or Covered Countries:

•Continue to escalate any unresponsive suppliers through Visteon’s purchasing management.
•Continue to engage with certain suppliers who have reported data to Visteon and provide detailed assessment and action plans for their data completeness, validity and the RMI conformant status of their smelters and refiners.
•Continue to monitor supplier performance and implement an escalation process for underperforming suppliers.
•Continue membership and support of RMI best practices and build leverage over the supply chain in line with the OECD Guidance.
•Directly engage with our supply chain to encourage participation in the Responsible Minerals Assurance Process.
•Visteon will take steps to appropriately address any entity that is not in compliance with the requirements contained in Visteon’s Supplier Code of Conduct.